[Letterhead]

  November 18, 2005

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington , DC 20549

  RE:        Norfolk Southern Corporation
 Form 10-K for the year ended December 31, 2004
 Form 10-Q for the periods ended March 31, 2005 , June 30, 2005 , and September 30, 2005
 Commission File No. 001-08339

Dear Ms. Cvrkel:

We respectfully submit the following responses to the comments in your letter to Henry C. Wolf dated November 4, 2005 (which have been reproduced here in italics).

Form 10-K for the year ended December 31, 2004

Item 1.   Business, page K3

1.          We note your disclosure on page K6 that in 2004 your railroads were found by the STB not to be “revenue adequate” and that the determination does not adversely impact your liquidity or capital resources.   Please tell us and disclose in future filings the nature of any negative financial statement impacts this finding has (or will have in the future) on the Company, such as penalties, fines, etc.

The Surface Transportation Board (STB) makes a determination each year as to whether each Class I railroad is “revenue adequate,” i.e., whether its return on net investment exceeds the rail industry’s composite cost of capital.   This annual determination is mandated by statute (49 U.S.C. § 10704(a)(3)) as part of the STB’s duty to assist carriers in attaining revenue adequacy.   A finding that a railroad is not revenue adequate has no negative financial statement impact for a particular carrier and does not carry any threat of penalties or fines.

The relevance of a finding of revenue adequacy for a particular carrier is that if that railroad over time earns an average return on investment equal or greater to its cost of capital, its rates may be subject to challenge under the revenue adequacy constraint of the STB’s regulations governing large rate cases.   See Ex Parte No. 347 (Sub-No. 1), Coal Rate Guidelines, Nationwide, 1 I.C.C.2d 520 (decided August 8, 1985 ).   Rail rates are regulated by the STB under its guidelines based on Constrained Market Pricing Theory.   There are four constraints under these guidelines – stand-alone costs, management inefficiencies, revenue adequacy and phasing.   The stand-alone cost constraint is the one most frequently used.   Thus far, no customer has ever invoked the “revenue adequacy” constraint in any rate case before the STB, and the STB has never stated the number of years for which a finding of revenue adequacy would be required in order to impose any rate making constraints on a particular carrier.   Based on these facts, we believe our existing disclosures are adequate.   However, if NS is determined to be “revenue adequate” in the future for an extended period of time, we would include appropriate disclosure in the risk factor section of the MD&A at that time.

Notes to the Financial Statements

Note 1.   Summary of Significant Accounting Policies

- Description of Business

2.          We note your disclosure that ultimate points of origination or destination for some of the freight are outside the United States ..   In future filings, to the extent that total revenues from external customers attributed to all foreign countries from which the enterprise derives revenues are material, please disclose the amount in the notes to the financial statements in future filings.   See paragraph 38(a) of SFAS 131.

As you have noted, the ultimate points of origination or destination for some of the freight carried by NS are outside the United States ..   Paragraph 38(a) of SFAS 131 requires an enterprise to report “revenues from external customers (1) attributed to the enterprise’s country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues.”   Most of our customers are domestic.   However, some of those customers either originally have imported or eventually will export the freight we have moved for them.   In some cases, it is evident from the name of the commodity, such as international intermodal containers or export coal.   In other cases, it is not evident.   Thus, even though most of our customers are domestic, our disclosure recognizes that some of the products we transport for our customers may have been imported or may be bound for export.   In order to further clarify this in future filings, we propose to include the following (additional text is underlined):

Although most of NS’ customers are domestic, ultimate points of origination or destination for some of the products transported (particularly coal bound for export and some intermodal containers) may be outside of the United States ..

- Revenue Recognition

3.          We note your disclosure that refunds are recorded as a reduction to revenues based on management’s best estimate of projected liability.   Please explain to us the nature of the transactions that are subject to refunds and tell us how your revenue recognition policy for recording revenues that are subject to refund is consistent with SAB 101.   Include in your response your method for developing reasonable and reliable estimates of the amount of refunds.   See Question 7 of SAB 101.

NS records refunds as a reduction to revenue based on management’s best estimate of projected liability.   NS has certain contracts with customers which provide for a refund typically at the end of the contractual period, which is usually one year.   These refunds are not similar to the refundable membership fees addressed in SAB 101 Question 7.   Rather, these refunds are volume-based discounts and are a small percentage of the bill.   As an example, NS may enter into a contract with a customer to move freight for $1,000 per carload with the provision that if the customer moves more than 2,000 carloads, they will receive a $50 refund on all carloads, resulting in a per carload rate of $950.   Thus, in this example, if NS estimates that this customer will ship more than 2,000 carloads, NS would record revenue at the rate of $950 per carload and establish a contract refund liability.   NS estimates the amount of such refunds based on historical activity with the customer, current traffic counts and the expectations of future activity.   NS maintains a contract refund liability and records the monthly estimate as a reduction of revenue during the course of the contract.   These accruals are monitored monthly, are highly predictive, and the accruals have never been materially different from the subsequent payments.

4.          We note the disclosure in Note 1 indicating that transportation revenues are recognized proportionally as a shipment moves from origin to destination.   Please tell us and clarify in your accounting policy disclosures in future filings, how your related transportation expenses are recognized as expense.   Your response should clearly indicate how your expense recognition policy complies with the guidance outlined in EITF 91-9.

As you have noted, transportation revenue is recognized proportionally as a shipment moves from origin to destination.   The amount of unrecognized revenue is very small as NS’ average transit time is less than 5 days.   Related expenses primarily consist of payroll, depreciation and diesel fuel, which must be recognized as incurred.   Thus, our policy complies with method (5) as presented in EITF 91-9, which is “the allocation of revenue between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred.”   Given the nature of our transportation expenses, we believe that there is no alternative to recognizing them when incurred.   Nonetheless, to clarify we will include the following language in the Note 1 disclosure in future filings (additional text is underlined):

Transportation revenue is recognized proportionally as a shipment moves from origin to destination and related expenses are recognized as incurred.

Note 2.   Investment in Conrail and Operations Over Its Lines

- Conrail Corporate Reorganization

5.          We note the disclosure in Note 2 indicating that in connection with the Conrail Corporate Reorganization, the Company obtained direct ownership and control of Conrail’s former subsidiary Pennsylvania Lines LLC (PRR) and terminated its operating and lease agreements with PRR.   We also note that in connection with this reorganization transaction, the Company became obligated on new debt securities which were issued in exchange for the unsecured public debentures of Conrail, and that as a result of this transaction, the Company’s investment in Conrail no longer includes amounts related to PRR and NYC, indicating that the Company also relinquished any ownership which it previously held in New York Central Lines, LLC.   Additionally, we note that the Company accounted for this transaction at fair value and recognized a gain of $53 million.

With regards to this reorganization transaction, please address the following matters in your response and in your revised disclosures:

*  Please explain how the Company determined the carrying value of the portion of its “investment in Conrail” of $5,515 which was attributable to the assets or interests relinquished or exchanged in this transaction.

NS has applied the equity method of accounting to its investment in Conrail since Conrail was acquired in 1997.   The company allocated its purchase price to the underlying assets and liabilities of Conrail using the principles of purchase accounting as disclosed in Note 2 in our 1997 and subsequent financial statements.   As a part of this original transaction, Conrail formed the two wholly owned subsidiaries (PRR and NYC) that ultimately were distributed to its owners in 2004 through the Conrail corporate reorganization discussed in Note 2 to our 2004 financial statements.   Underlying our investment in Conrail, the purchase accounting performed at the acquisition included allocation of the purchase price to the assets and liabilities of those subsidiaries.   As a result, NS’ investment in Conrail was support ed by detail specific to PRR and NYC.   This was maintained and rolled forward, which gave the company the support ing detail for those components (its interests in both PRR and NYC) at the time of the 2004 reorganization.

We believe that our discussion of the reorganization transaction discloses the components that are being removed from the investment in Conrail.   Nonetheless, in order to make this clearer, we propose supplementing in future filings the Note 2 paragraph below the table summarizing the effect of the transaction as follows (additional text is underlined):

The amounts shown above for the net assets received reflect the fair value of such assets.   Properties have been valued based on information received from an independent valuation consultant.   Debt has been recorded at fair value based on interest rates at the time of the reorganization.   The reduction to NS’ investment in Conrail represents the removal of amounts related to NS’ equity interests in PRR and NYC as well as amounts related to the Conrail debt that was exchanged or effectively assumed by the leases and subleases entered into to support those obligations.

*  Please clarify the amount of debt on which the Company became the direct obligor as a result of the reorganization transaction.   We are
unclear as to why long-term debt on the Company’s balance sheet increased by $734 million as a result of the transaction as the table on page K50 indicates if the Company issued debt for only 58% of Conrail’s unsecured public debentures of $800 million (i.e., approximately $464 million) as the disclosure on page K49 indicates.    Also, we note from the disclosure on page K49 that Conrail’s secured debt and lease obligations remained obligations of Conrail so we are unclear as to why they would be reflected in the Company’s financial statements as a result of the reorganization transaction.   Please explain why capitalized leases as disclosed in Note 8 on page K58 includes $135 million related to the fair value of equipment sublease obligations for equipment that remain secured debt and lease obligations of Conrail.

As you point out, our disclosure on page K49 indicates that NS issued approximately $452 million principal amount of debt as a result of the transaction (representing 58% of the $779 million tendered and accepted for exchange out of the total issue of $800 million).   Further in that disclosure, below the table that includes the $734 million amount for debt, we state: “Debt has been recorded at fair value based on interest rates at the time of the reorganization.”   Note 8 on page K58 states: “Pursuant to the Conrail Corporate Reorganization, NSR issued unsecured public debentures with a total principal of $452 million and a fair value of $595 million that mature in 2020 and 2043 (see Note 2).”   Thus, $143 million of the $282 million difference between the $452 million principal
amount of the debentures and the $734 million of debt is a result of recording the debentures at fair value.   The remaining $139 million difference is attributable to debt recorded on NS’ books that resulted from the lease and sublease obligations you noted on page K58.

The disclosures related to those leases follow the page K49 disclosure you cited and state that the Conrail secured debt and lease obligations “are support ed by leases and subleases which are the direct lease and sublease obligations of NSR or CSXT.”   To the extent that the obligations of NSR met the criteria of a capital lease, these are in our debt.   Thus, the $135 million at December 31, 2004 , disclosed in Note 8 on page K58, represents our capital lease obligations to Conrail that support its secured debt and lease obligations.

We feel these disclosures clearly describe all of the components of the debt increase.   However, your comments have highlighted to us that this information is in two separate notes.   Therefore, we propose cross referencing these disclosures in future filings in the Note 2 paragraph as follows (additional text is underlined):

Conrail’s secured debt and lease obligations remain obligations of Conrail and are support ed by leases and subleases which are the direct lease and sublease obligations of NSR and CSXT.   Substantially all of these NSR obligations are capital leases and accordingly are a component of NS’ capital lease obligations (see Note 8).

*  Please indicate the nature of the items comprising the line item “extinguishment of amounts due to PRR” of $870 million reflected in the table on page K50 reflecting the calculation of the $53 million gain.   As part of your response and your revised disclosures, please explain why it is appropriate to consider these amounts in the determination of the gain or loss on the transaction.

These amounts were not part of the gain calculation.   Rather, the payable on NS’ books was eliminated by the receivable on PRR’s books in the consolidation.   As disclosed in the Related-Party Transactions section of Note 2, specifically the first paragraph on page K51:   “Prior to the Conrail Corporate Reorganization, a significant portion of the payments made to PRR was borrowed back from a subsidiary of PRR under a note due in 2032.   Amounts outstanding under this note comprised the long-term balance of ‘Due to Conrail,’ and this note was effectively extinguished by the reorganization.”   The payments made to PRR were the amounts due to PRR under the operating and lease agreements in place prior to the reorganization as described elsewhere in Note 2.   Thus, one of the PRR assets received in the reorganization was that note.   The receipt in the spin-off of the PRR stock and its subsequent merger into NSR caused this extinguishment.   We feel that the aforementioned disclosure adequately conveys this point.

*  Explain why you believe gain recognition in connection with this reorganization transaction is appropriate and in accordance with the guidance outlined in EITF 01‑2 or other applicable accounting literature.

Paragraph 1 of EITF 01-2 states:   “The basic principle in Opinion 29 is that the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) exchanged.”   Opinion 29 includes several exceptions to this principle, including an exchange of similar productive assets.

To meet the similar productive asset exception, one would have to conclude that the substance of the transaction was an exchange of NS’ 58% ownership interest in NYC for CSX’s 42% ownership interest in PRR (which we each had through our respective ownership interests in Conrail).   However, the substance of the reorganization transaction was not the trading of one equity-method investment for another; rather, it was the acquisition by NS of complete ownership and control of PRR, which it did not previously have.

Paragraph 4 of EITF 01-2 discusses APB 29’s applicability to business combinations and states that:   “the Task Force observed that paragraphs 5 and 43 of Opinion 16 clarify that the acquisition of a minority interest should be accounted for using the purchase method.”   Through this reorganization, NS obtained direct ownership and control of PRR, whereas previously it had an indirect 58% ownership interest in PRR.   The reorganization also resulted in NS relinquishing its indirect 58% ownership interest in NYC, which CSX obtained through this transaction.   Thus, the result of this transaction was NS’ acquisition of CSX’ minority interest in PRR in exchange for the relinquishment of its interest in NYC.

Paragraph 7 of EITF 01-2 states that in EITF 98-3, “(t)he SEC Observer also stated that the SEC staff believes that Opinion 16 governs the acquisition of a consolidated business when acquired for nonmonetary assets, including equity method investments.”   EITF 98-3 addresses “whether an exchange of assets or groups of assets involving the receipt of a consolidated business can be considered an exchange of similar productive assets accounted for at historical cost…and how a ‘business’ should be defined” (paragraph 4).   NS analyzed the transaction using the guidance of paragraph 6 and concluded that the acquisition of full ownership and control of PRR and the termination of the operating and lease agreements in substance constituted the permanent transfer of the PRR business from Conrail to NS.   Accordingly, we filed on Form 8-K/A on November 12, 2004 , audited financial statements of PRR as required by Rule 3-05 of Regulation S-X.

Paragraphs 30-32 of EITF 01-2 address the treatment of a non-pro rata split-off of certain nonmonetary assets to owners and includes consideration of paragraph 23 of APB 29, which deals with nonreciprocal transfers to owners.   Paragraph 32 holds “that a non-pro rata split-off of a segment of a business in a corporate plan of reorganization should be accounted for at fair value” and “that a split-off of a targeted business, distributed on a pro rata basis to the holders of the related targeted stock, should be accounted for at historical cost.”   Accordingly, NS analyzed this distribution and determined that it was not pro rata.   The original acquisition of Conrail and the related split into PRR and NYC were negotiated and reflected the agreement of the parties that the relationship of the value of PRR to the value of NYC mirrored the ownership split of their parent, Conrail, namely 58%/42%.   However, the ratio at spin-off was determined nearly six years later based on the relative fair values at that time as support ed by an independent valuation, which could have been the same or could have been different.   As such, this exchange was the culmination of an earnings process.   Moreover, the transaction contained a provision that if it was determined at the time of the distribution that the relationship of PRR to NYC was no longer 58%/42%, then one party would make a payment to the other party to offset the inequity caused by the distribution.   While this did not occur, it would not be appropriate to consider the transaction to be a pro rata distribution with this possibility present.

As a result of our analysis of the pertinent accounting literature, we concluded that this transaction had to be accounted for at fair value.   Accordingly, in 2004 the PRR asset and liabilities were recorded 58% at carryover basis as reflected in NS’ investment in Conrail and 42% at fair value.   As discussed above in response to your earlier comment, the reduction to NS’ investment in Conrail represented the removal of amounts related to NS’ equity interests in PRR and NYC as well as amounts related to the Conrail debt that was exchanged or effectively assumed by the leases and subleases entered into to support Conrail’s obligations.

Also, revise to disclose pro forma information giving effect to the reorganization transaction in accordance with paragraphs 54 and 55 of SFAS No. 141.   If you do not believe this is required, explain in detail your basis for this conclusion, given that “Conrail rents and services” will be reduced following the reorganization transaction.   If the reorganization transaction is expected to result only in reclassification of the amounts reported in your financial statements, explain the nature and amounts of the reclassifications that are expected to result from the transaction in your response and in your revised disclosures.

We do not believe the pro forma information is required since the transaction did not significantly affect net income, apart from the gain that was recognized.   Paragraph 55 of SFAS No. 141 states:   “At a minimum, the supplemental pro forma information shall display revenue, income before extraordinary items and the cumulative effect of accounting changes, [footnote reference omitted] net income, and earnings per share.”   Apart from the gain recognized from the reorganization, the transaction did not affect these amounts.

As we disclosed on page K50 in the second paragraph below the table, the line item “Conrail rents and services” is reduced after the transaction and other expenses (primarily the depreciation related to the PRR assets) are reflected in their respective line items.   Prior to the reorganization, the line item “Conrail rents and services” effectively amounted to the net expense resulting from NS’ 58% ownership interest in Conrail (and particularly NS’ 58% interest in PRR and NYC).   Because NS’ interest in Conrail represented 58% of PRR plus 58% of NYC, NS’ equity earnings (net of its purchase accounting amortization) before the reorganization is comparable to the net income effect of consolidating all of PRR.   While the recognition of the gain will effectively be amortized through, for example, additional depreciation over the lives of the assets, the year-to-year amount of that amortization is not significant as those assets are very long-lived.   Thus, because the distribution followed the economic ownership percentages and NS was applying the equity method to its investment, this transaction did not change the company’s net income.

We believe our disclosures indicate that the reorganization transaction had no significant effect apart from the gain recognized.   However, to further clarify this point, we propose supplementing in future filings the Note 2 paragraph as follows (additional text is underlined):

On the Consolidated Income Statement, “Conrail rents and services” is reduced as a result of the transaction.  After the Conrail Corporate Reorganization, “Conrail rents and services” reflects only the expenses associated with the Shared Assets Areas, and other expenses (primarily the depreciation related to the PRR assets) are reflected in their respective line items.   The transaction’s impact on net income was the $53 million gain discussed above.   Prospectively, the transaction will have no effect on revenues and will not have a significant ongoing effect on net income.   Had the transaction been consummated before the periods presented, there would have been no change in revenues and no significant change to net income.

- Investment in Conrail

6.          Based on the summarized income statement information for Conrail included on page K51, and the Company’s economic interest of 58% disclosed on page K49, we are unclear as to how the Company determined the “equity in earnings of Conrail” reflected in its statements of cash flows for any of the periods presented.   Please advise us of how the amounts reflected in the consolidated statements of cash flows were determined….

As you noted, and as disclosed in the first paragraph of Note 2 under the heading “Overview,” NS has a 58% economic interest in Conrail through the entity jointly owned with CSX.   NS’ equity in earnings of Conrail equals 58% of Conrail’s net income minus the amortization of the excess of NS’ purchase price over its share of Conrail’s net equity.   As disclosed in the first paragraph under the heading “Investment in Conrail,” NS is amortizing this excess using the principles of purchase accounting, based primarily on the estimated useful lives of Conrail’s property and equipment, including the related deferred tax effect of differences in tax and accounting bases for certain assets.

For 2004, 2003 and 2002, this calculation was as follows ($ in millions):

	2004	2003	2002

Conrail’s net income (as shown in a table in Note 2)	$140	$203	$180
Less: Cumulative effect of change in accounting principle, net of taxes	--	40	--
	$140	$163	$180
NS’ economic interest	x 58%	x 58%	x 58%
NS’ equity in Conrail’s net income	$81	$95	$104
Amortization of excess purchase price	(27)	(37)	(50)
NS’ equity in earnings of Conrail (as shown in the statements of cash flows	$54	$58	$54

Conrail’s cumulative effect of its accounting change was not included in our equity in earnings line, but instead was reflected in our related cumulative effect.   We direct your attention to our 2003 and 2004 Form 10-K, Note 2 “ Investment in Conrail and Operation Over Its Lines ” under the sub-heading "Summarized Consolidated Statements of Income - Conrail,” which states:   “Conrail adopted SFAS No. 143, effective Jan. 1, 2003, and recorded a $40 million net adjustment for the cumulative effect of this change in accounting on years prior to 2003.   NS excluded this amount from its determination of equity earnings of Conrail because an amount related to Conrail is included in NS’ cumulative effect adjustment for SFAS No. 143.”

6.           …In addition, based on the summarized income statement information disclosed on page K51 and the Company’s economic interest of 58%, it appears that financial statements for Conrail are required to be included in the Company’s annual report on Form 10-K in accordance with Rule 3-09 of Regulation S-X.   In this regard, it appears that the significance test outlined in Rule 3-09 was satisfied in 2003.   As a result, financial statements would be required for Conrail for all periods presented and audited financial statements would be required for those periods in which the conditions outlined in Rule 3-09 of Regulation S-X were satisfied.   Please revise your annual report on Form 10-K to include the required financial statements or explain why this is not required.   If you do not believe this is required, please provide us with any computations prepared in support of your response.

Rule 3-09(a) of Regulation S-X incorporates the tests set forth in Rule 1-02(w), substituting 20 percent for 10 percent in the tests used therein to determine a significant subsidiary.   The relevant conditions set forth in Rule 1-02(w) provide that the relevant date for making the determination is as of the end of the most recently completed fiscal year.   As of December 31, 2004, NS’ interest in Conrail did not satisfy the significance test outlined in Rule 3-09.   Accordingly, NS did not include Conrail financials as an exhibit to its 2004 10-K.   We think that the fact that the significance test was satisfied in 2003 is not relevant in determining whether Conrail financials should have been filed as an exhibit to the 2004 10-K, as Rule 3-09(a) requires that the relevant significance tests be applied as of the end of the most recently completed fiscal year, not as of the end of each year for which financial statements are required.   Subsection (b) of the rule, which requires the inclusion of financial statements of the subsidiary for the same periods as the required audited consolidated financial statements and permits unaudited financial statements for years in which the significance tests were not satisfied, applies only if a subsidiary passes the significance test in the most recently completed fiscal year.

Further, the corporate reorganization of Conrail resulted in the distribution and consolidation of a portion of NS’ investment in Conrail.   Thus, the amounts previously reflected in NS’ interest in Conrail are now reflected in NS’ own financial statement line items.   Therefore, the Conrail historical financial statements represent a “different” Conrail than will be going forward and, as a result, no longer reflect the current entity.   Because the corporate reorganization effectively provides more transparency into NS’ interest in Conrail’s former assets, we feel that inclusion of separate Conrail financial statements in 2004, in addition to not being required, would serve no useful purpose.

7.          We note the disclosure indicating that NS is continuing to apply the equity method of accounting to its remaining investment in Conrail.   We also note that NS is amortizing the excess of the purchase price over Conrail’s net equity, based primarily on the estimated remaining useful lives of Conrail’s depreciable property and equipment.   Please explain and clarify in your disclosures why you believe this difference relates to depreciable property and equipment rather than goodwill and should therefore continue to be amortized.

At the time of the acquisition, Conrail’s assets and liabilities were valued by an independent appraisal.   Pursuant to this appraisal the fair value of the net tangible assets exceeded the purchase price, and therefore, there was no goodwill.   We direct your attention to NS’ 1998 Form 10-K, Note 2 “Joint Acquisition of Conrail” and the sub-heading thereunder “Investment in Conrail,” which states:

NS is applying the equity method of accounting to its investment in Conrail in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.”   In August 1998, the effective date of the STB decision, NS’ investment in Conrail exceeded its 58% of Conrail’s net equity by $4.1 billion.   This excess has been allocated to the fair values of Conrail’s assets and liabilities, using the principles of purchase accounting, as follows ($ in millions):

Property, equipment, and investments in railroads	$6,514
Other assets, principally pension and other employee benefit plans and trusts	274
Debt revaluation and other liabilities	(85)
Deferred taxes	(2,579)
Total	$4,124

The discussions of the accounting treatment used for NS’ investment in Conrail as well as the method of amortization have been included in this footnote in every year since the acquisition.   We believe that it is evident from that disclosure, which states:   “NS is amortizing this excess based principally on the estimated remaining useful lives of Conrail’s property and equipment” that the purchase price was allocated to tangible assets.   However, we propose to include in future filings the following language to make it clearer (additional text is underlined):

NS is amortizing the excess of the purchase price over Conrail's net equity using the principles of purchase accounting, based primarily on the estimated remaining useful lives of Conrail's depreciable property and equipment, including the related deferred tax effect of the differences in tax and accounting bases for certain assets, as all of the purchase price at acquisition was allocable to Conrail’s tangible assets and liabilities.

8.          Please tell us and revise Note 2 to include a breakdown of the various components of “Conrail rents and services” as described in (1) through (3) in the last paragraph of page K50 for each period presented in the Company’s consolidated statements of operations.   We believe enhanced disclosure of these items should be provided given the Company’s affiliate relationship with Conrail and to provide enhanced disclosure regarding the impact of the reorganization transaction on the Company’s results of operations.   Refer to the requirements of paragraph 2 of SFAS No. 57.

As discussed above in response to Comment 5, the reorganization transaction had no significant effect on NS’ results of operations, apart from the gain recognized.   The operating and lease agreement payments under the original transaction followed the relative values of PRR and NYC and thus were aligned with the ownership percentages of Norfolk Southern and CSX.   Thus, the mechanics of recording its 58% equity interest in Conrail’s income effectively offset NS’ expense related to the payments made under those agreements.   The net result of this is that NS’ results of operations would be the same whether it was “renting” PRR (as before the transaction) or consolidating PRR (as after the transaction).   Therefore, “Conrail rents and services” in total properly discloses the effects of the relationship between the parties.

At this point, the historical breakdown of “Conrail rents and services” is no longer relevant because of the change in corporate structure.   Moreover, we believe that all of the facts needed to understand the foregoing are and have been contained in our disclosures of the investment in Conrail.

Note 3.   Other Income-Net

9.          We note that you have classified the impairment of telecommunications assets related to your T-Cubed subsidiary as “other income-net” in your statements of income.   Please tell us why you believe that this impairment charge is properly presented as non-operating income or alternatively revise future filings to present this charge as part of operating expenses.   See paragraph 25 of SFAS No. 144….

Railroad companies follow a “Uniform System of Accounts” (or USOA) prescribed by the Surface Transportation Board, which has jurisdiction over certain economic regulatory matters concerning railroads as successor to the Interstate Commerce Commission, as discussed in our response to Comment 1 (see 49 CFR, Subtitle B, Chapter X, Subchapter C, Parts 1200-1219).   Predicated on the guidance provided by the USOA, traditional railroad industry practice has been to show income and expenses that are only from railway operations (the provision of transportation services and incidental services thereto) as “income from operations.”

The USOA states “accounts are prescribed to cover cost of property used in transportation operations and operations incidental thereto and for revenues, expenses, taxes, rents, and other items of income for such operations.   Separate accounts are prescribed for investment in property not used in transportation operations and for other investments and income therefrom.”   Further, “the cost of property, and the revenues expenses, taxes and rents for miscellaneous operations involving the use of such facilities as hotels, restaurants, grain elevators, storage plants, etc., shall not be included in the accounts prescribed for transportation operations unless the operation of the facilities is conducted by the railway companies in connection with furnishing transportation services” (see 49 CFR, Subtitle B, Chapter X, Subchapter C, Part 1201, Subpart A, paragraphs 1-2(a) through (b)).   Railway operating expenses “shall include total expenses caused by operations” (ibid., paragraph 531).   Miscellaneous income and miscellaneous income charges are defined in paragraphs 519 and 551, respectively.   Miscellaneous income shall include the profit from sale of noncarrier property, while miscellaneous income charges shall include losses on the sale of noncarrier property.   Noncarrier property or “property used in other than carrier operations,” represents NS’ investment in property that is not operated by NS in connection with its transportation service.

NS and other major railroads apply these procedures in determining income from railway operations.   Accordingly, income or losses from nonoperating activities or properties are shown as a component of “other income—net.”

T-Cubed’s telecommunications activities and assets are not associated with NS’ primary operation, which is the transportation of railroad freight, and are, therefore, reported in “other income—net.”   We think that our current disclosures, including the line descriptions in our income statement, provide adequate detail to lead a user of our financial statements to the proper conclusion on how we report our noncarrier operations and we include the following language in Note 3 as further clarification:   “Other income—net” includes the income generated by the activities of NS’ noncarrier subsidiaries as well as the costs incurred by those subsidiaries in their operations.”

9.          …Also, gains and losses from sales of properties and other assets should also be included as a component of income from operations.   Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No. 144 and footnote 68 of SAB Topic 13.

As disclosed in Note 1 under the heading “Properties,” the gains and losses (which are virtually all gains) from property sales included in nonoperating income are the result of land sales and not the disposal of long-lived assets used in railway operations.   We do not believe it is appropriate to include such gains as an offset to railway operating expenses.

Paragraph 25 of SFAS No. 144 directs that an impairment loss recognized for a long-lived asset should be included in “income from operations.”   However, the primary rationale for this conclusion is that an impairment is a substitution for depreciation, which is not applicable to our situation, because our gains are only on land sales.

Paragraph B54 of SFAS No. 144 points out that an impairment is essentially an adjustment of depreciation, which is included in operating results.   It goes on to state that “an asset that is subject to a reduction in its carrying amount due to an impairment loss will continue to be used in operations."   Paragraph 45 of the standard states: “a gain or loss recognized for a long-lived asset (disposal group) classified as held for sale that is not a component of an entity shall be included in [income from operations]”.   In the basis for conclusions, paragraph B116 states that the treatment of such gains or losses should be consistent with the treatment of impairments.   Thus, both paragraphs seem to address reporting related to long-lived, depreciable assets used presently or previously in operations.   In the context of our operations, we believe that land sale gains are not analogous to impairment losses or gains and losses from the disposal of long-lived assets.

Footnote 68 of SAB Topic 13 appears to address these same sections of the literature in that it refers to “gains and losses from the sale of assets.”   We would expect that an impairment loss or a gain or loss from the disposal of an asset which previously had generated depreciation expense reported as an operating expense would be a component of operating expenses.   However, we do not believe that there is any logical support for taking a gain from the sale of land and using it to offset current period expenses.   Rule 5-03(b)(7) of Regulation S-X directs registrants to include in nonoperating income any “miscellaneous other income” items.   We believe that the income derived from land sales meets this criterion.

Moreover, paragraph (b)1(a) of 5-03 states:   “A public utility company using a uniform system of accounts or a form of annual report prescribed by federal or state authorities, or a similar system or report, shall follow the general segregation of operating revenues and expenses reported under §210.5-03.2 prescribed by such system or report.”   Railroads are statutorily required to file an annual report using a uniform system of accounts by 49 CFR, Subtitle B, Chapter X, Subchapter C, Parts 1200-1219, “Uniform System of Accounts.”   This USOA directs railroads to report gains and losses from the sale of land as a component of nonoperating income.

Note 14.   Earnings Per Share

10.        We note that you have presented the calculation of basic and diluted earnings per share using net income rather than income from continuing operations.   In future filings, and specifically related to the year ended December 31, 2003, please include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations.   See paragraph 40(a) of SFAS No. 128.   Also, revise future filings to disclose basic and diluted earnings per share for discontinued operations and the cumulative effect of changes in accounting principles.   Refer to the requirements of paragraph 37 of SFAS No. 128.

There is no reconciliation of the numerator of the basic and diluted per-share computations as there are no reconciling items.   The denominator is reconciled for the dilutive effect of outstanding options, PSUs and restricted shares in Note 14.   There are no additional adjustments related to income from continuing operations.   We believe this is addressed in the last paragraph of Note 14, which states:   “There are no adjustments to ‘Net income’ or ‘Income from continuing operations’ for the diluted earnings per share computations.”

In accordance with paragraph 37 of SFAS No. 128, we elected to disclose the basic and diluted earnings per share for discontinued operations and the cumulative effect of changes in accounting principle in the notes to the financial statements.   Please refer to Note 1, which states “the cumulative effect of these (accounting) changes amounted to $114 million, or 29 cents per share.”   Also, Note 17 includes the basic and diluted earnings per share for discontinued operations during 2003.   However, in order to provide the earnings per share information in the same footnote, we would propose to include the following in our future earnings per share footnotes:

As disclosed in Note 1, the cumulative effect of changes in accounting principles in 2003 amounted to $114 million, or 29 cents per share (basic and diluted.)  As disclosed in Note 17, the results in 2003 included discontinued operations of $10 million, or 3 cents per share (basic and diluted.)

Note 18.   Commitments and Contingencies

11.        We note that you have several guarantees and indemnifications for which a liability has not been recorded.   It appears that the first two paragraphs in the guarantees section relate to indemnifications that may fall under paragraph 3(c) of FIN 45 and therefore be subject to the requirements of that interpretation.   For each type of indemnification disclosed, please tell us how you have complied with the requirements of FIN 45.   If any of the indemnifications disclosed arose prior to the effective date of FIN 45 or would result in a liability that is immaterial to your operating results and financial position, please note that in your response.

The guarantees and indemnifications disclosed in Note 18 arose prior to December 31, 2002 , the effective date of FIN 45.   One guarantee subsequent to that date has been reviewed in accordance with the requirements of FIN 45 to determine the potential liability based on an estimate of the guarantee’s fair value.   The fair value was calculated in accordance with FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, using the sum of the probability-weighted present values in a range of estimated cash flows, all discounted using an interest rate based on NS’ debt over the period of the guarantee and resulted in an insignificant amount (less than $1 million), which is immaterial to our operating results and financial position.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005

Note 6.   Long-Term Debt

12.        We note the disclosure in Note 6 indicating that the Company issued $717 of unsecured notes ($350 million at 5.64% due 2029 and $367 million at 5.59% due 2025) and paid $218 million of premium in exchange for $717 million of its previously issued unsecured notes ($350 million at 7.8% due 2027, $200 million at 7.25% due 2031 and $167 million at 9.0% due 2021).   We also note that the $218 million cash premium payment is reflected as a reduction of debt in the Company’s balance sheet and is being amortized as additional interest expense over the terms of the new debt.   Given the significant changes in the terms of the Company’s outstanding debt that resulted from this transaction, please explain in further detail why you believe the treatment used for $218 million premium payment made in connection with the exchange transaction was appropriate and in accordance with the guidance outlined in EITF 96-19, or other applicable accounting literature.   Your response should include any computations prepared in support of the treatment used.   We may have further comment upon receipt of your response.

As you noted, NS issued $717 million of unsecured notes and paid $218 million of premium in exchange for $717 million of its previously issued unsecured notes.   In determining the proper accounting treatment for this transaction, we referred to EITF 96-19, which requires the use of a test that compares the cash flows of the new debt instrument and the remaining cash flows of the existing debt instrument.

EITF 96-19 states if “the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different.”   If the new debt instrument is not substantially different, then the transaction is treated as an exchange of existing debt.   In an exchange of existing debt, “the fees [paid by the debtor to the creditor] are to be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument.”   All other “costs incurred with third parties directly related to the exchange … should be expensed as incurred.”

In accordance with EITF 96-19, the effective interest rate of the original debt instrument was used as the discount rate for the calculation of the present value of the new debt instrument in the 10 percent test.   The effective interest rate was calculated as the total of the nominal interest on the notes, the annual amortization of the debt issue costs and the annual amortization of the original discount.   Also, for this debt exchange, NS paid a premium on the old debt in cash on the issuance date of the modified debt.   This amount is included in the 10 percent test as “cash paid” to holders.   We are providing support ing schedules which include the 10 percent calculations under a separate cover letter.

Since the present value of all of the new debt instruments fell within 10% of the respective original debt, the new debt was recorded as an exchange.   Therefore, in accordance with EITF 96‑19, NS reflected this payment as a reduction of debt and is amortizing this amount as additional interest expense over the terms of the new debt.

* * * * *

As we have indicated above, we do not think that your inquiries indicate the existence of any disclosure deficiency that warrants an amendment to our 10-K, nor do we believe that the items taken together result in a disclosure deficiency that warrants an amendment to our 10-K.   We acknowledge that your comments do indicate that some of our disclosures could be clarified, and we propose to address those matters in our 2005 10-K.

We acknowledge that:

-           the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States ..

We hope we have adequately addressed your comments.   If you would like to discuss this further or need additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

 /s/ Marta R. Stewart
Marta R. Stewart

cy:    David R. Goode, Chairman
       Jane Margaret O’Brien, chair, Audit Committee
       Charles W. Moorman, President and CEO
       Henry C. Wolf, Vice Chairman and CFO